SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ASIA ENTERTAINMENT & RESOURCES LTD.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0539K 108
(CUSIP Number)

Lam Chou In Unit 1004, East Town Building 16 Fenwick Street Wanchai, Hong Kong 852-2110-9133
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Lam Chou In

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Macau, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

1,808,134

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

1,808,134

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,808,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. G0539K 108	SCHEDULE 13D	Page 3 of 7 Pages

This Schedule 13D is filed by Lam Chou In with respect to ownership of the ordinary shares (“Ordinary Shares”), par value $0.0001 per share, of Asia Entertainment & Resources Ltd., a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,545,224 Ordinary Shares outstanding as set forth in the Issuer’s Form 20-F filed on March 19, 2010.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at Unit 1004, East Town Building,16 Fenwick Street, Wanchai, Hong Kong.

Item 2.  Identity and Background.

Mr. Lam’s business address is Unit 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.  Mr. Lam has been the Operating Officer of the Issuer since February 2, 2010.

Mr. Lam has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Lam has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Lam is a citizen of Macau, China.

Item 3.  Sources of Funds.

On February 2, 2010, the Issuer consummated the transactions contemplated by the Stock Purchase Agreement, dated as of October 6, 2009, as amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Stock Purchase Agreement”), among the Issuer, Asia Gaming & Resort Limited (“AGRL”), and Spring Fortune, the sole shareholder of AGRL and of which Mr. Lam was a shareholder, which, among other things, provided for the acquisition by the Issuer of all of the outstanding capital stock of AGRL (the “Acquisition”).

On the closing of the Acquisition, the Issuer acquired from Spring Fortune all the outstanding capital stock of AGRL in exchange 10,350,000 Ordinary Shares.  Additionally, 4,210,000 Ordinary Shares (“Future Shares”) will be issued to Spring Fortune upon the filing of the Issuer’s annual report on Form 20-F for the 2010 fiscal year and up to 18,786,000 additional shares (“Incentive Shares”) will be issued to Spring Fortune as incentive consideration if certain income targets are met for the years 2010 through 2012.

CUSIP No. G0539K 108	SCHEDULE 13D	Page 4 of 7 Pages

On May 13, 2010 Spring Fortune distributed the Ordinary Shares it acquired pursuant to the Stock Purchase Agreement to its shareholders.  Mr. Lam received 1,808,134 Ordinary Shares by virtue of his ownership in Spring Fortune and as a result of this distribution.  250,000 of these shares are subject to certain restrictions on sales provided in the Stock Purchase Agreement and described in detail in Item 6.  The remaining 1,558,135 shares are subject to certain restrictions on transfer pursuant to the terms of the Escrow Agreement, as described in detail in Item 6 below.

Under the terms of the Stock Purchase Agreement, Mr. Lam became the Operating Officer of the Issuer.

Item 4.  Purpose of Transaction.

Mr. Lam acquired the Ordinary Shares described in this Schedule 13D for investment purposes.

Mr. Lam may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.

At the date of this Schedule 13D, Mr. Lam, except as set forth in this Schedule 13D, the Stock Purchase Agreement, Escrow Agreement and Employment Agreement, each discussed in Item 6 below, and consistent with Mr. Lam’s position as Operating Officer, has no plans or proposals which would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

CUSIP No. G0539K 108	SCHEDULE 13D	Page 5 of 7 Pages

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Mr. Lam is the beneficial owner of 1,808,134 of the Issuer’s Ordinary Shares, representing 14.4% of the Issuer’s outstanding Ordinary Shares.  This amount does not include any Future Shares or Incentive Shares Mr. Lam may receive if Spring Fortune determines to distribute such shares to its shareholders upon or following its receipt thereof.  Mr. Lam has sole voting and dispositive power over all shares.

Transactions by the Reporting Person in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Stock Purchase Agreement provides that, until February 2, 2011, the 6,648,969 Ordinary Shares received by Spring Fortune will be subject to certain restrictions on transfer.  Such restrictions apply to anyone Spring Fortune distributes such shares to including Mr. Vong and the other shareholders of Spring Fortune, as described above in Item 3. Of the 3,701,031 Ordinary Shares that may be sold in the public market, 888,677 shares must be sold at a price equal to or greater than $9.50 per share, an additional shares 888,677 must be sold at a price equal to or greater than $8.50 per share, an additional 888,677 shares must be sold at a price equal to or greater than $7.50 per share and 1,035,000 shares are not subject to any sale price requirements.  With respect to the Incentive Shares, no sales in the public market may be made until the later of February 2, 2011 or three months after the date of their issuance in excess of 10% of the number of shares so issued. No private sales of any of such shares will be made during the periods during which the sale restrictions referred to previously in this paragraph apply unless the buyer acknowledges and agrees in writing to such restrictions. The allowable amount of shares that may be sold during such period may be increased only with the consent of at least five of the Issuer’s seven directors. The proceeds of such allowable sales, up to an amount equal to amounts expended from the trust account for redemptions and purchases (as described in the proxy statement included as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer filed on January 19, 2010), are to be loaned to AGRL, without interest, until such time as the working capital of AGRL is at least $100,000,000.

CUSIP No. G0539K 108	SCHEDULE 13D	Page 6 of 7 Pages

At the closing of the Acquisition, an escrow agreement (the “Escrow Agreement”) was entered into covering certain indemnification obligations of Spring Fortune under the Stock Purchase Agreement.  Pursuant to the Escrow Agreement, an aggregate of 6,648,969 shares were placed in escrow by Spring Fortune and its designees (the “Escrow Fund”).  The shares shall be held in the Escrow Fund until thirty days after the Issuer has filed its annual report on Form 20-F for the 2010 fiscal year.  Notwithstanding the foregoing, one year after the closing date, all of the Ordinary Shares shall be released from the Escrow Fund except 15% of the Ordinary Shares issued to Spring Fortune and its designees at the closing and such additional shares as are then held in the Pending Claims Reserve (as defined in the Escrow Agreement).

In connection with the Acquisition, Mr. Lam entered into an employment agreement, dated October 6, 2009 with AGRL (“Employment Agreement”), pursuant to which Mr. Lam will not be able, during any calendar year, to sell or transfer more than 361,627 Ordinary Shares (representing 20% of the Ordinary Shares received as a result of the transaction contemplated by the Stock Purchase Agreement).

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

1.
Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited, and Spring Fortune Investment Ltd (included as Annex A to the Issuer’s Proxy Statement included as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer filed on January 19, 2010 and incorporated herein by reference).

2.
Form of Escrow Agreement among the Issuer, Spring Fortune and Continental Stock Transfer & Trust Company (included as exhibit 10.1 to the Issuer’s Form 20-F, filed on February 8, 2010 and incorporated herein by reference).

3.	Employment Agreement, dated October 6, 2010 between Asia Gaming & Resort Limited and Lam Chou In (filed herewith).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 19, 2010

/s/ Lam Chou In
Lam Chou In

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of  October 6, 2009, by and between Asia Gaming & Resort Ltd., a Hong Kong corporation (the “Company”), and Lam Chou In, an individual (the “Executive”).

WHEREAS, the Board of Directors of the Company (the “Board”), has determined that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of Executive; and

WHEREAS, in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.           Employment Period.  The Company hereby agrees to continue Executive in its employ, and Executive hereby agrees to remain in the employ of the Company, for the period commencing on the date of the closing of the transactions contemplated by that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) dated October 6, 2009 among CS China Acquisition Corp., Asia Gaming and Resort Ltd. and Spring Fortune Investment Ltd and ending on the fifth anniversary of such date (the “Employment Period”).

2.           Terms of Employment.

(a)           Position and Duties.

(i)       During the Employment Period, (A) Executive’s position, authority, duties and responsibilities shall be that of Operating Officer, and (B) Executive’s services shall be performed at the premises in Macau and Jeju where the Company’s gaming promoter business are to take place.

(ii)       During the Employment Period, and excluding any periods of vacation and sick leave to which Executive is entitled, Executive agrees to devote his full attention and time during normal business hours to the business and affairs of the Company and to use Executive’s best efforts to perform faithfully and efficiently such responsibilities.  During the Employment Period it shall not be a violation of this Agreement for Executive to (A) serve on civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of Executive’s responsibilities as an employee of the Company in accordance with this Agreement.

(b)           Compensation.

(i)       Salary.  During the Employment Period, Executive shall receive an annual base salary (“Salary”) at least equal to US$6,000 per month.  Such Salary shall be payable monthly in cash, subject to withholding and deductions pursuant to Section 10(d).

(ii)      Expenses.  During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in accordance with the policies, practices and procedures of the Company and its subsidiaries provided to other key management employees of the Company and its subsidiaries.

(iii)      Automobile.  During the Employment Period, Executive shall be entitled to the reasonable use of Company-owned automobiles made available by the Company for use by Executive and other key management employees, subject to the reasonable use by such other key management employees, and reimbursement by the Company for all reasonable expenses related to the use and operation of such automobile.

(iv)      Vacation.  During the Employment Period, Executive shall be entitled to paid vacation in accordance with Company policies.

3.           Termination.

(a)           Death or Disability.  This Agreement shall terminate automatically upon Executive’s death.  If the Company determines in good faith that the Disability of Executive has occurred (pursuant to the definition of “Disability” set forth below), it will give to Executive written notice of its intention to terminate Executive’s employment.  In such event, Executive’s employment with the Company shall terminate effective on the 30th day after the date of such notice (the “Disability Effective Date”), provided that, within such time period, Executive shall not have returned to full-time performance of Executive’s duties.  For purposes of this Agreement, “Disability” means disability (either physical or mental) which (i) materially and adversely affects Executive’s ability to perform the duties required of his office, and (ii) is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to Executive or Executive’s legal representative (such agreement as to acceptability not to be withheld unreasonably).

(b)           Cause.  The Company may terminate Executive’s employment for “Cause.”  For purposes of this Agreement, termination of Executive’s employment by the Company for Cause shall mean termination for one of the following reasons: (i) the conviction of Executive of a felony by a court of competent jurisdiction; (ii) an act or acts of dishonesty taken by Executive and intended to result in substantial personal enrichment of Executive at the expense of the Company; or (iii) Executive’s failure to follow a direct, reasonable and lawful written order from the Board, within the reasonable scope of Executive’s duties, which failure is not cured within 5 days.

(d)           Notice of Termination.  Any termination by the Company for Cause shall be communicated by Notice of Termination to Executive given in accordance with Section 10(b) of this Agreement.  For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provisions in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date.  The failure by the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing its rights hereunder.

(e)           Date of Termination.  “Date of Termination” means the date of receipt of the Notice of Termination by Executive or any later date specified therein; provided, however, that if Executive’s employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death of Executive or the Disability Effective Date, as the case may be.

4.           Obligations of the Company upon Termination.

(a)           Death.  If Executive’s employment is terminated by reason of Executive’s death, this Agreement shall terminate without further obligations to Executive’s legal representatives under this Agreement, other than those obligations accrued or earned and vested (if applicable) by Executive as of the Date of Termination, which shall be paid to Executive’s estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the Date of Termination.

(b)           Disability.  If Executive’s employment is terminated by reason of Executive’s Disability, this Agreement shall terminate without further obligations to Executive, other than those obligations accrued or earned and vested (if applicable) by Executive as of the Date of Termination, which shall be paid to Executive in a lump sum in cash within 30 days of the Date of Termination.

(c)           Cause.  If Executive’s employment shall be terminated by the Company for Cause, this Agreement shall terminate without further obligations to Executive other than the obligation to pay to Executive the Salary accrued through the Date of Termination.

5.           Transfer; Forfeiture of Securities.  During the Employment Term, Executive shall not, during any calendar year, sell, hypothecate or otherwise transfer more than twenty percent (20%) of the shares of stock (including shares of stock issued upon the exercise of warrants) of CS China Acquisition Corp. that Executive receives as a result of the transactions contemplated by the Stock Purchase Agreement.  If Executive’s employment is terminated for any reason prior to the expiration of the Employment Term, or upon a breach by Executive of the provisions of Section 6 or Section 7, Executive shall transfer and assign all such shares then held by Executive to CS China Acquisition Corp., together with any rights Executive has to receive further shares and warrants thereafter, and all such securities shall be canceled.  The certificates representing such shares shall bear a legend stating the restrictions of this Section 5.

6.           Confidential Information.        Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries, and their respective businesses, which shall have been obtained by Executive during Executive’s employment by the Company or any of its subsidiaries and which shall not be or become public knowledge (other than by acts by Executive or his representatives in violation of this Agreement).  After termination of Executive’s employment with the Company, Executive shall not, without the prior written consent of the Company, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

7.           Non-competition and Non-solicitation.

(a)           Executive agrees that during his employment by the Company, and during the five (5) year period following the termination of Executive’s employment with the Company, regardless of the reason for termination (collectively the “Restricted Period”), Executive shall not, directly or indirectly:

(i)           whether as an individual, partner, joint venturer, owner, manager, stockholder, employee, partner, officer, director, consultant, independent contractor, or other such role, render services to, become employed by, own, or have a financial or other interest in any Competitive Business (as defined in Section 7(b)); or

(ii)          solicit, recruit, induce, offer, assist, encourage or suggest (A) that another business or enterprise offer employment to or enter into a business affiliation with any Company employee, agent, contractor, or representative, or (B) that any Company employee, agent or representative terminate or modify his or her employment or business affiliation with the Company.

(b)           For purposes of this Agreement, the term “Competitive Business” means any person, business or enterprise engaged in the operation or management of casinos or gaming activities in any jurisdiction in which the Company is engaged in the management of casinos or gaming or junket activities or in which the Company has profit interests in casinos or gaming or junket activities.

8.           Remedy for Breach.  Executive acknowledges and agrees that his breach of any of the covenants contained in Section 6 and Section 7 (the “Restrictive Covenants”) of this Agreement will cause irreparable injury to the Company and that remedies at law available to the Company for any actual or threatened breach by Executive of such covenants will be inadequate and that the Company shall be entitled to specific performance of the covenants in this Article 4 or injunctive relief against activities in violation of the Restrictive Covenants by temporary or permanent injunction or other appropriate judicial remedy, writ or order, without the necessity of proving actual damages.  This provision with respect to injunctive relief shall not diminish the right of the Company to claim and recover monetary damages against Executive for any breach of this Agreement, in addition to injunctive relief.  Executive acknowledges and agrees that the Restrictive Covenants shall be construed as agreements independent of any other provision of this or any other contract between the parties hereto, and that the existence of any claim or cause of action by Executive against the Company, whether predicated upon this or any other contract, shall not constitute a defense to the enforcement by the Company of said covenants.

9.           Successors.

(a)           This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive.  This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b)           This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

10.         Miscellaneous.

(a)           This Agreement shall be governed by and construed in accordance with the law of Hong Kong, without reference to principles of conflicts of law.  The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.  This Agreement may not be amended or modified and no consent may be given hereunder otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives that is approved by a majority plus one of the directors of CS China Acquisition Corp. then in office.

(b)           All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive:

R. De Evora, 384-483, 24/F., Flat L-M,
Ed. Man Kok Va Teng, Taipa, Macau.

If to the Company:

Asia Gaming & Resort Ltd.
Unite 1004, 10/F, East Town Bldg.
16 Fenwick Street
Wanchai, Hong Kong
Attention: Mr. Leong Siak Hung

With a copy to:

Christine M. Koo & Ip Solicitors & Notaries
Room 601, 6/F., Tower 1, Admiralty Centre
18 Harcourt Road
Admiralty, Hong Kong

or to such other address as either party shall have furnished to the other in writing in accordance herewith.  Notice and communications shall be effective when actually received by the addressee.

(c)           The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(d)           The Company may withhold from any amounts payable under this Agreement such taxes and other deductions as shall be required to be withheld pursuant to any applicable law or regulation.

(e)           This Agreement contains the entire understanding of the Company and Executive with respect to the subject matter hereof.

11.         No Trust.  No obligation of the Company under this Agreement shall be construed as creating a trust, escrow or other secured or segregated fund, in favor of Executive or his beneficiary.  The status of Executive and Executive’s beneficiary with respect to any liabilities assumed by the Company hereunder shall be solely those of unsecured creditors of the Company.  Any asset acquired or held by the Company in connection with liabilities assumed by it hereunder shall not be deemed to be held under any trust, escrow or other secured or segregated fund for the benefit of Executive or Executive’s beneficiary or to be security for the performance of the obligations of the Company, but shall be, and remain a general, unhypothecated, unrestricted asset of the Company at all times subject to the claims of general creditors of the Company.

IN WITNESS WHEREOF, Executive has hereunto set his hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

EXECUTIVE:

/s/ Lam Chou In
Lam Chou In

COMPANY:

Asia Gaming & Resort Ltd.

By:	/s/ Leong Siak Hung
Leong Siak Hung
Chief Executive Officer